CHINA SXAN BIOTECH, INC.
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005
212-232-0120

August 28, 2008

VIA EDGAR
William J. Kearns
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: China SXAN Biotech, Inc.
       Form 10-QSB for the Quarter Ended December 31, 2007
       Filed February 19, 2008
       Form 10-QSB for the Quarter ended March 31, 2008
       Filed May 21, 2008
       Supplemental Response Filed July 8, 2008
       File No. 000-27175

Dear Mr. Kearns:

I am writing in response to your letter to the undersigned dated August 8, 2008.  My staff and accountants are preparing a response to the SEC comments.  We require additional time, however.  We will have a complete response to your comments filed on or before September 17, 2008.

Sincerely,
/s/ Feng Zhen Xing
Feng Zhen Xing, Chief Executive Officer